UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of: June 2017

Commission File Number: 001-37847

MOTIF BIO PLC

(Exact name of registrant as specified in its charter)

125 Park Avenue

25th Floor

New York, New York 10011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

MOTIF BIO PLC

FORM 6-K

On June 8, 2017, Motif Bio plc (the “Company”) issued a regulatory news service announcement (the “Announcement”) in the United Kingdom disclosing a change in the holdings of a significant shareholder in the Company.  The Announcement included a TR-1: Notification of Major Interest in Shares. A copy of the Announcement is attached hereto as Exhibit 99.1.

The information contained in Exhibits 99.1 is being furnished to the U.S. Securities and Exchange Commission (the “Commission”) and shall not be deemed incorporated by reference into any of the registrant’s registration statements or other filing with the Commission.

Exhibit

Exhibit 99.1	Regulatory news service announcement issued by Motif Bio plc, dated June 8, 2017, entitled “Notification of change in holding of significant shareholder.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOTIF BIO PLC

By:	/s/ Robert Dickey IV
Name: Robert Dickey IV
Title: Chief Financial Officer

Date: June 9, 2017